1271 Avenue of the Americas | New York, New York 10020
Blankrome.com

Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	Leslie.Marlow@Blankrome.com

October 20, 2022

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Fullem

Re:	Twin Vee PowerCats Co.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 11, 2022
File No. 333-267372

Dear Mr. Fullem:

On behalf of our client, Twin Vee PowerCats Co. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 19, 2022 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 2”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 2 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

United States Securities
and Exchange Commission
October , 2022

Amendment No. 1 to Registration Statement on Form S-4 filed October 11, 2022

The Merger Transaction
Certain U.S. Federal Income Tax Consequences of the Merger, page 96

1.	We note your response to comment 1. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a). In addition, if tax counsel will file a short form opinion as Exhibit 8.1, please clearly state that the conclusion in the prospectus is the opinion of counsel. Please also remove any statement that assumes the material tax consequences at issue (e.g., “The following summary sets forth the material federal income tax consequences... assuming, that the merger will constitute a ‘reorganization’ within the meaning of Section 368(a) of the Code”). Refer to Section III of Staff Legal Bulletin No. 19.

Response: We have revised the prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a). We have also stated that the conclusion in the prospectus is the opinion of counsel and have removed any statement that assumes the material tax consequences at issue.

* * *

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or (516) 496-2223.

Sincerely,
/s/ Leslie Marlow
Leslie Marlow

cc:	Joseph Visconti
CEO, Twin Vee PowerCats Co.